EXHIBIT 4.9.3

Amendment No. 3
to License No. 5331 (registration series A 002190)
dated November 04, 1996

To add an additional clause to the Conditions for Carrying Out Activities Under License No. 5331 to read as follows:

“Additional connection of the Licensee’s cellular communications network to the public communication network at the intra-zonal level pursuant to the technical conditions issued by CJSC VestBaltTelecom to throughput the intra-zonal load between the GSM-900 cellular network and the public communications network of Kaliningrad region, is permitted by March 01, 1999”.

First Deputy Chairman of the State Committee on Communications and Information of the Russian Federation	[Signature]	N. S. Marder

April 03, 1998

Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	N. M. Popov

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